                      [SCHULTE ROTH & ZABEL LLP LETTERHEAD]

                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
                               fax (212) 593-5955

                                  www.srz.com

Writer's Direct Number                                  Writer's E-mail Address
(212) 756-2497                                          james.nicoll@srz.com

                               September 29, 2006

By EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Brigitte Lippmann, Esq.

                 Re:  RathGibson, Inc. -- Registration Statement on Form S-4
                      File No. 333-134875 (the "Registration Statement")
                      --------------------------------------------------

Dear Ms. Lippmann:

                  On behalf of RathGibson, Inc. (the "REGISTRANT"), we have
filed simultaneously by EDGAR Amendment No. 1 to the above-referenced
Registration Statement ("AMENDMENT NO. 1") addressing comments contained in the
Comment Letter (as defined below).

                  This letter is in response to the comments of the Staff set forth in its letter dated July 7, 2006, concerning the Registration Statement
(the "COMMENT LETTER"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our response to the corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

                  Our responses to the Staff's comments set forth in the Comment
Letter are as follows:

General
-------

     1.   PLEASE UPDATE ALL INFORMATION IN THE PROSPECTUS TO THE LATEST
          PRACTICABLE DATE.

Securities and Exchange Commission
September 29, 2006

          The Registrant has updated the prospectus to include financial statements as of and for the period ended July 31, 2006. In addition, the Registrant has updated all other information to the most recent practicable date.

     2.   TO THE EXTENT ANY SUBSIDIARIES COME INTO EXISTENCE AND ARE MADE
          GUARANTORS ON THE NOTES PRIOR TO THE EXPIRATION OF YOUR EXCHANGE
          OFFER, PLEASE CONFIRM TO US THAT YOU WILL UPDATE THE REGISTRATION
          STATEMENT TO REVISE THE FACING PAGE, THE FINANCIAL STATEMENTS AND THE
          SIGNATURE PAGES ACCORDINGLY.

          The Registrant has updated the Registration Statement, including the facing page, the financial statements, and the signature pages to reflect the addition of Greenville Tube Company as a guarantor of the
          Original Notes. The Registrant hereby confirms that, to the extent any subsidiaries come into existence and are made guarantors on the notes prior to the expiration of its exchange offer, it will further update the Registration Statement, including the facing page, the financial statements and the signature pages.

Prospectus Front Cover
----------------------

     3.   THE TEXT ON YOUR COVER PAGE IS DENSE. LIMIT THE COVER PAGE TO THE
          INFORMATION THAT IS REQUIRED BY ITEM 501 OF REGULATION S-K AND OTHER
          INFORMATION THAT IS KEY TO AN INVESTMENT DECISION.

          The revisions requested by the Staff have been made.

Prospectus Summary, page 1
--------------------------

     4.   DISCLOSURE ON PAGES 1-3 OF THE PROSPECTUS SUMMARY IS REPETITIVE OF
          INFORMATION CONTAINED IN THE BUSINESS SECTION. PLEASE DELETE INDUSTRY
          OVERVIEW, COMPETITIVE STRENGTHS, AND BUSINESS STRATEGY FROM THE
          PROSPECTUS SUMMARY, AS THEY MERELY DUPLICATE INFORMATION ELSEWHERE IN
          THE FILING AND APPEAR UNNECESSARY IN AN EXCHANGE OFFER TO EXISTING
          INVESTORS OF THE NOTES. PLEASE REVIEW AND REVISE THE ENTIRE SUMMARY
          SECTION TO ELIMINATE UNNECESSARY REPETITIVE DISCLOSURE. SEE FINAL
          RULES ON PLAIN ENGLISH DISCLOSURE, RELEASE NO. 33-7497, JANUARY 28,
          1998.

          The revisions requested by the Staff have been made.

     5.   PLEASE INCLUDE THE RATIO OF EARNINGS TO FIXED CHARGES FOR THE LAST
          FIVE YEARS AND MOST RECENT INTERIM PERIOD IN THE SUMMARY SECTION.

          The revision requested by the Staff has been made.

Our Equity Sponsor, page 4
--------------------------

     6.   PLEASE REVISE THIS SECTION TO ELIMINATE THE DISCLOSURE THAT DOES
          LITTLE MORE THAN MARKET CASTLE HARLAN AND ITS BUSINESS.

Securities and Exchange Commission
September 29, 2006

          The revision requested by the Staff has been made.

The Exchange Offer, page 5
--------------------------

     7.   AS CURRENTLY REPRESENTED, THE OFFER COULD BE OPEN FOR LESS THAN 20
          FULL BUSINESS DAYS DUE TO THE 5:00 P.M. EXPIRATION TIME INSTEAD OF AN
          EXPIRATION TIME OF MIDNIGHT ON WHAT ULTIMATELY MAY BE THE TWENTIETH
          BUSINESS DAY FOLLOWING COMMENCEMENT. SEE QUESTION AND ANSWER EIGHT IN
          EXCHANGE ACT RELEASE NO. 16623 (MARCH 5, 1980). PLEASE CONFIRM THAT
          THE OFFER WILL BE OPEN AT LEAST THROUGH MIDNIGHT ON THE TWENTIETH
          BUSINESS DAY. SEE RULE 14D-1(G)(3).

          The Registrant hereby confirms that the offer will be open at least through midnight on the twentieth business day.

Summary Consolidated and Pro Forma Financial Information, page 10
-----------------------------------------------------------------

     8.   YOU PRESENT NET INCOME OF $269 FOR THE PRO FORMA FISCAL YEAR ENDED
          JANUARY 31, 2006. HOWEVER, WITHIN YOUR RECONCILIATION OF NET INCOME TO
          EBITDA ON PAGE 11, NET INCOME FOR THE PRO FORMA FISCAL YEAR ENDED
          JANUARY 31, 2006 IS $1,514. PLEASE ADVISE AS TO WHY THESE TWO AMOUNTS
          ARE DIFFERENT, OR REVISE.

          The Registrant has revised the Registration Statement so that the net income for the pro forma fiscal year ended January 31, 2006 is presented consistently.

Risk Factors, page 13
---------------------

To service our indebtedness . . . . page 14
-------------------------------------------

     9.   QUANTIFY YOUR DEBT SERVICE OBLIGATIONS AND THE FUNDS THAT ARE
          AVAILABLE TO SATISFY YOUR DEBT PAYMENTS.

          The revision requested by the Staff has been made.

Some holders that exchange their Original Notes . . . . page 22
---------------------------------------------------------------

     10.  PLEASE IDENTIFY ANY NOTE HOLDER PARTICIPATING IN A DISTRIBUTION OF THE
          EXCHANGE NOTES.

          The Registrant is unaware of any holder participating in a distribution of the exchange notes.

The Acquisition, page 24
------------------------

     11.  PLEASE IDENTIFY THE SELLERS IN THE TRANSACTION.

          The revision requested by the Staff has been made.

Securities and Exchange Commission
September 29, 2006

Use of Proceeds, page 27
------------------------

     12.  PLEASE QUANTIFY SEPARATELY THE PROCEEDS USED FOR THE PURCHASE PRICE
          CONSIDERATION, AND FEES AND EXPENSES. ALSO CLARIFY WHAT YOU MEAN BY
          "NET PROCEEDS" SINCE YOU STATE THAT A PORTION OF THE $193 MILLION NET
          PROCEEDS WAS USED TO PAY FEES AND EXPENSES RELATED TO THE OFFERING OF
          THE ORIGINAL NOTES.

          The Registrant has revised the Registration Statement to include a table disclosing each of the sources and uses of cash in connection with the Transactions, including the Acquisition consideration and
          Transaction fees and expenses. The Registrant has also revised the
          Registration Statement to clarify what it is meant by the term "net proceeds".

Unaudited Pro Forma Condensed Consolidated Financial Data, page 31
------------------------------------------------------------------

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 32
-----------------------------------------------------------------

     13.  PLEASE BREAKOUT THE STOCKHOLDER'S EQUITY SECTION INTO ITS SEPARATE
          COMPONENTS ON THE FACE OF THE PRO FORMA BALANCE SHEET, SO THAT READERS
          CAN BETTER UNDERSTAND THE CHANGES THAT ARE OCCURRING. SIMILARLY REVISE
          THE CAPITALIZATION TABLE ON PAGE 28. PLEASE ALSO SHOW THE NUMBER OF
          SHARES ISSUED AND OUTSTANDING ON A HISTORICAL AND PRO FORMA BASIS.

          The revisions to the stockholders' equity section on the pro forma balance sheet and capitalization table requested by the Staff have been made. The revision to the number of shares issued and outstanding on a historical and pro forma basis is no longer necessary as there are no differences in these numbers on a historical and pro forma basis as of July 31, 2006.

     14.  PLEASE DISCLOSE IN NOTE (1) EACH OF THE SOURCES OF FUNDS, INCLUDING
          THE RELATED AMOUNTS, RATHER THAN JUST REFERRING TO THE ACQUISITION
          SECTION.

          The Registrant has updated its pro forma condensed consolidated balance sheet to give effect to the Greenville Acquisition as if it had occurred on July 31, 2006. The Registrant's pro forma condensed consolidated balance sheet as of July 31, 2006 does not give pro forma effect to the Transactions because the Transactions were consummated on February 7, 2006 and are therefore reflected in the Registrant's historical balance sheet as of such date. Accordingly, the revision requested by the Staff is no longer applicable.

     15.  REGARDING NOTE (3), PLEASE ENHANCE YOUR DISCLOSURE TO PROVIDE A DETAIL
          OF THE TRANSACTION FEES AND EXPENSES INCLUDED. PLEASE ALSO CLARIFY WHY
          THESE AMOUNTS ARE REFLECTED AS ADJUSTMENTS TO OTHER CURRENT ASSETS.

          The Registrant has updated its pro forma condensed consolidated balance sheet to give effect to the Greenville Acquisition as if it had occurred on July 31, 2006. The Registrant's pro forma condensed consolidated balance sheet as of July 31,

Securities and Exchange Commission
September 29, 2006

          2006 does not give pro forma effect to the Transactions because the
          Transactions were consummated on February 7, 2006 and are therefore reflected in the Registrant's historical balance sheet as of such date. Accordingly, the revision requested by the Staff is no longer applicable.

     16.  IT APPEARS THAT NOTE (4) RELATES TO YOUR PRO FORMA STATEMENT OF INCOME
          AND NOT YOUR PRO FORMA BALANCE SHEET. AS SUCH, PLEASE CONSIDER
          INCLUDING THIS NOTE AS A NOTE TO YOUR PRO FORMA STATEMENT OF INCOME.

          The Registrant has revised the Registration Statement to include this note as note (2) to its pro forma condensed consolidated statement of operations for the fiscal year ended January 31, 2006.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 35
------------------------------------------------------------------------

     17.  SIMILAR TO THE MANNER IN WHICH YOU PRESENTED THE COMPUTATION FOR
          ADJUSTMENT (3), PLEASE SHOW PRECISELY HOW YOU COMPUTED ADJUSTMENT (1).

          The revision requested by the Staff has been made.

     18.  PLEASE TELL US ABOUT THE NATURE OF THE CUSTOMER RELATIONSHIP
          INTANGIBLE ASSETS THAT YOU EXPECT TO RECORD IN PURCHASE ACCOUNTING.
          SPECIFICALLY, TELL US HOW YOU DETERMINED THE AMOUNTS THAT SHOULD BE
          ALLOCATED TO CUSTOMER RELATIONSHIPS AS WELL AS HOW YOU DETERMINED THAT
          THE AMORTIZATION PERIODS OF 7 AND 20 YEARS ARE APPROPRIATE GIVEN THE
          GUIDANCE OF PARAGRAPH 11 OF SFAS 142.

          The Registrant has preliminarily determined that customer lists intangible assets exist, since the Registrant (i) maintains important, detailed information about its customers (i.e. contacts, addresses, sales histories, etc.), (ii) maintains regular contact with these customers and (iii) has the ability to make direct contact with its customers. The Registrant has determined that this asset should be recorded apart from goodwill as it meets the separability criterion prescribed by SFAS 141. The Registrant has preliminarily determined the amounts allocated to customer lists-large by performing a projected after-tax discounted cash flow analysis on its top 20 customers, determined with respect to their annual sales. The amounts allocated to customer lists-small was preliminarily determined by performing this discounted cash flow analysis on the customers not included in its top 20 customer list. The estimated useful life for the Registrant's customer lists is based upon the expected benefit derived from its existing customers, as larger customers have historically provided these benefits over a longer term due to their financial stability and diverse customer base.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37
--------------------------------------------------------------------------

Securities and Exchange Commission
September 29, 2006

     19.  WE NOTE YOUR DISCLOSURE IN THE RISK FACTORS RELATING TO GENERAL
          ECONOMIC AND BUSINESS CONDITIONS. PLEASE ADD AN INTRODUCTORY SECTION
          OR OVERVIEW TO FACILITATE A READER'S UNDERSTANDING OF THESE RISKS AND
          YOUR RESULTS AND FINANCIAL CONDITION. MATERIAL DISCLOSURES IN THIS
          REGARD MIGHT INCLUDE, AMONG OTHER THINGS, STAINLESS STEEL STRIP,
          STEEL, NICKEL AND MOLYBDENUM PRICE LEVELS AND PERCENTAGE CHANGES FOR
          EACH PERIOD PRESENTED, PERCENTAGE CHANGE IN SALES RESULTING FROM
          VOLUME CHANGES, PRICE CHANGES AND OTHER FACTORS, AND MACROECONOMIC
          INDICATORS MOST CLOSELY LINKED TO COMPANY PERFORMANCE (E.G., ENERGY
          COSTS, STRENGTH OF THE U.S. DOLLAR, AND INTEREST RATES). SEE THE
          GUIDANCE CONTAINED IN INTERPRETATION: COMMISSION GUIDANCE REGARDING
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS (COMMISSION'S MD&A GUIDANCE) ISSUED ON DECEMBER
          19, 2003.

          The revision requested by the Staff has been made.

     20.  WE NOTE YOUR DISCLOSURE THAT YOU ARE INITIATING COST-REDUCTION
          ACTIVITIES AT YOUR NORTH BRANCH, NEW JERSEY FACILITY. IF MATERIAL,
          PLEASE INCLUDE:

          o   A REASONABLY DETAILED DISCUSSION OF EVENTS AND DECISIONS THAT GAVE
              RISE TO YOUR COST REDUCTION PLANS;

          o   A DISCUSSION OF ANY CHARGES RESULTING FROM THESE COST REDUCTION
              PLANS; AND

          o   A DISCUSSION OF THE REASONABLY LIKELY MATERIAL EFFECTS ON
              FUTURE EARNINGS AND CASH FLOWS RESULTING FROM THE COST
              REDUCTION PLANS, INCLUDING QUANTIFICATION OF THESE EFFECTS
              AND WHEN THEY WERE OR ARE EXPECTED TO BE REALIZED.

          The Registrant continually evaluates areas for improvement and undertakes cost-reduction activities in the ordinary course of its business. The Registrant has revised the Registration Statement to delete references to cost-saving intitiatives at its North Branch, New
          Jersey facility because these activities are undertaken on a Company-
          wide basis. These cost reduction activities are not expected to result in any material charges and are not expected to have any material effects on the Registrant's financial statements.

Fiscal 2006 Compared to Fiscal 2005, page 38
--------------------------------------------

     21.  PLEASE DISCUSS IN GREATER DETAIL THE BUSINESS REASONS FOR THE CHANGES
          BETWEEN PERIODS IN NET SALES AND SELLING, GENERAL AND ADMINISTRATIVE
          EXPENSES. IN DOING SO, PLEASE DISCLOSE THE AMOUNT OF EACH SIGNIFICANT
          CHANGE IN LINE ITEMS BETWEEN PERIODS AND THE BUSINESS REASONS FOR IT.
          IN CIRCUMSTANCES WHERE THERE IS MORE THAN ONE BUSINESS REASON FOR THE
          CHANGE, ATTEMPT TO QUANTIFY THE INCREMENTAL IMPACT OF EACH INDIVIDUAL
          BUSINESS REASON DISCUSSED ON THE OVERALL CHANGE IN THE LINE ITEM. FOR
          EXAMPLE, DISCLOSE HOW MUCH OF THE INCREASE IN SELLING, GENERAL AND
          ADMINISTRATIVE EXPENSES WAS DUE TO THE BONUS PAYMENTS TO EMPLOYEES,
          EXPENSES RELATED TO THE SALE OF YOUR COMPANY, AND THE ADDITION OF NEW
          EMPLOYEES. SEE ITEM 303(A)(3) OF REGULATION S-K AND FINANCIAL
          REPORTING CODIFICATION 501.04.

          The revisions requested by the staff have been made.

Securities and Exchange Commission
September 29, 2006

Liquidity and Capital Resources, page 41
----------------------------------------

     22.  PLEASE DESCRIBE THE MANAGEMENT FEES PAYABLE TO CASTLE HARLAN.

          The revision requested by the Staff has been made.

     23.  PLEASE DESCRIBE IN DETAIL THE MATERIAL COVENANTS IN YOUR SENIOR
          SECURED CREDIT FACILITY, SUCH AS THE LEVERAGE RATIO, THAT MAY AFFECT
          YOUR ABILITY TO OBTAIN ADDITIONAL FINANCING.

          The Registrant's ability to obtain additional financing is limited by a covenant in the senior secured credit facility restricting its ability to incur or guarantee indebtedness. The Registrant is not required to maintain any financial ratios in order to incur additional indebtedness under the senior secured credit facility. The Registrant has revised the Registration Statement to disclose the limitation on its ability to incur or guarantee indebtedness.

Qualitative and Quantitative Information about Market Risk, page 44
-------------------------------------------------------------------

     24.  PLEASE QUANTIFY THE INTEREST RATE ON THE SECURED CREDIT FACILITY AS OF
          THE MOST RECENT PRACTICABLE DATE.

          The revision requested by the Staff has been made.

     25.  PLEASE PROVIDE QUANTITATIVE AND QUALITATIVE DISCLOSURES OVER YOUR
          FOREIGN CURRENCY EXCHANGE RATE RISK. SEE ITEM 305 OF REGULATION S-K.
          REFER TO THE APPENDICES TO ITEM 305 FOR SUGGESTED FORMATS FOR
          PRESENTATION OF THE INFORMATION.

          The Registrant has revised the Registration Statement to indicate that it does not believe that foreign currency exchange risk is material to its business. 100% of sales of the Registrant's products and purchases of raw materials are denominated in U.S. dollars.

The Exchange Offer, page 47
---------------------------

     26.  TELL US HOW YOU HAVE ACCOUNTED FOR THE REGISTRATION RIGHTS AGREEMENT,
          INCLUDING WHAT CONSIDERATION WAS GIVEN TO SPAS 133 AND EITF 05-04.

          EITF 05-04 and the related EITF consensus, EITF 00-19, related to instruments that are indexed to or potentially settled in a company's own stock. The Original Notes can only be settled in cash. Therefore, the Registrant believes that its registration rights agreement is not within the scope of EITF 05-04 as it applies to instruments indexed to or potentially settled in a company's own stock. The Registrant has further concluded that the registration rights are clearly and closely related to the Original Notes, as defined by paragraphs 12 and 13 of
          SFAS 133, and has determined that they should not be accounted for as a freestanding instrument.

Shelf Registration Statement, page 48
-------------------------------------

Securities and Exchange Commission
September 29, 2006

     27.  WE NOTE THE DISCLOSURE IN THE LAST PARAGRAPH OF THIS SECTION. WE
          REMIND YOU THAT YOU WILL BE SUBJECT TO THE FULL REPORTING REQUIREMENTS
          OF THE SECURITIES LAWS UPON EFFECTIVENESS OF THE REGISTRATION
          STATEMENT. AS A RESULT, YOU WILL BE REQUIRED TO REPORT MATERIAL EVENTS
          ON FORM 8-K. PLEASE NOTE THAT THE ISSUER MAY NOT CONTRACT OUT OF ITS
          DISCLOSURE OBLIGATIONS UNDER THE FEDERAL SECURITIES LAWS. SEE SECTION
          29(A) OF THE SECURITIES EXCHANGE ACT OF 1934.

          The Registrant hereby confirms that it intends to satisfy all of its reporting requirements under the securities laws upon the
          effectiveness of the Registration Statement, including the requirement to report material events on Form 8-K. The Registrant is aware that it may not contract out of its disclosure obligations under the federal securities laws.

Expiration Date; Extensions, Amendment, page 49
-----------------------------------------------

     28.  YOU RESERVE THE RIGHT "TO DELAY ACCEPTING OF ANY ORIGINAL NOTES."
          CLARIFY IN WHAT CIRCUMSTANCES YOU WILL DELAY ACCEPTANCE AND CONFIRM
          THAT ANY SUCH DELAY WILL BE CONSISTENT WITH RULE 14E-1(C). FOR
          EXAMPLE, IF YOU ARE REFERRING TO THE RIGHT TO DELAY ACCEPTANCE ONLY
          DUE TO AN EXTENSION OF THE EXCHANGE OFFER, SO STATE.

          The Registrant hereby confirms that the only circumstance in which the
          Registrant will delay acceptance of any of the Original Notes is in the event that any of the conditions to the exchange offer set forth under "The Exchange Offer - Conditions" shall have occurred.

Withdrawal of Tenders, page 52

     29.  WE NOTE THE DISCLOSURE INDICATING THAT YOU WILL RETURN ANY ORIGINAL
          NOTES NOT ACCEPTED FOR EXCHANGE "AS SOON AS PRACTICABLE" AFTER
          WITHDRAWAL OR TERMINATION OF THE EXCHANGE OFFER. RULE 14E-1(C)
          REQUIRES THAT YOU EXCHANGE THE NOTES OR RETURN THE OLD NOTES
          "PROMPTLY" UPON EXPIRATION OR TERMINATION OF THE OFFER, AS APPLICABLE.
          PLEASE REVISE.

          The revision requested by the Staff has been made.

Business, page 56
-----------------

     30.  PLEASE DESCRIBE IN GREATER DETAIL THE INITIATIVES YOU HAVE TAKEN TO
          INCREASE PRODUCTION EFFICIENCIES AND REDUCE COSTS.

          The revisions requested by the Staff have been made.

Securities and Exchange Commission
September 29, 2006

     31.  PLEASE DESCRIBE THE PRACTICES OF THE COMPANY AND THE INDUSTRY RELATING
          TO WORKING CAPITAL ITEMS (E.G., INVENTORIES AND WARRANTIES). SEE ITEM
          101(C)(1)(VI) OF REGULATION S-K.

          The revision requested by the Staff has been made.

Sales Order Backlog, page 66
----------------------------

     32.  PLEASE DISCLOSE WHAT PORTION OF THE BACKLOG ORDER YOU DO NOT
          REASONABLY EXPECT TO BE FILLED WITHIN THE CURRENT FISCAL YEAR, AND
          SEASONAL OR OTHER MATERIAL ASPECTS OF THE BACKLOG. SEE ITEM
          101(C)(1)(VIII) OF REGULATION S-K.

          The revision requested by the Staff has been made.

Certain Relationships and Related Party Transactions, page 74
-------------------------------------------------------------

     33.  PLEASE QUANTIFY THE AMOUNTS PAID AND TO BE PAID UNDER THE MANAGEMENT
          AGREEMENT.

          The revision requested by the Staff has been made.

     34.  PLEASE FILE THE REIMBURSEMENT AND COOPERATION AGREEMENT AS AN EXHIBIT.

          The reimbursement and corporation agreement has been filed as
Exhibit 10.11 to the Registration Statement.

Legal Matters, page 124
-----------------------

     35.  PLEASE DISCLOSE THAT SCHULTE ROTH & ZABEL LLP HAVE OPINED THAT THE
          NOTES ARE BINDING OBLIGATIONS OF THE REGISTRANT.

          The revision requested by the Staff has been made.

Financial Statements
--------------------
General
-------

     36.  PLEASE INCLUDE INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED APRIL
          30, 2006. PLEASE SIMILARLY UPDATE YOUR FINANCIAL INFORMATION
          THROUGHOUT THE FILING. SEE RULE 3-12 OF REGULATION S-X.

          The financial statements have been updated for the period ended July
          31, 2006. As applicable, in other places in the registration statement, updated information has been included.

Securities and Exchange Commission
September 29, 2006

Note 2 - Summary of Significant Accounting Policies, page F-8
-------------------------------------------------------------

General
-------

     37.  GIVEN THAT 6.8% OF YOUR TOTAL SALES IN FISCAL 2006 WERE TO FOREIGN
          CUSTOMERS, PLEASE CONFIRM THAT THE U.S. DOLLAR IS THE FUNCTIONAL
          CURRENCY FOR ALL OF YOUR OPERATIONS. PLEASE DISCLOSE YOUR POLICY FOR
          ACCOUNTING FOR TRANSACTIONS FOR WHICH THE U.S. DOLLAR IS NOT THE
          FUNCTIONAL CURRENCY. PLEASE ALSO DISCLOSE THE AGGREGATE TRANSACTION
          GAIN OR LOSS INCLUDED IN DETERMINING NET INCOME FOR EACH PERIOD
          PRESENTED IN ACCORDANCE WITH PARAGRAPH 30 OF SFAS 52.

          The Registrant does not believe that foreign currency exchange risk is material to its business. 100% of sales of the Registrant's products and purchases of raw materials are denominated in U.S. dollars. Absent significant exposure to foreign currency fluctuations, we do not believe that the accounting for foreign currency transactions are a significant accounting policy and such disclosure has been excluded.
          In the event that this business practice is changed and the
          Registrant's exposure to foreign currency changes, additional disclosure will be added at that time.

     38.  PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF
          GOODS SOLD LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE
          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM. PLEASE ALSO
          DISCLOSE WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND
          RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL
          TRANSFER COSTS, AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN
          THE COST OF GOODS SOLD LINE ITEM. WITH THE EXCEPTION OF WAREHOUSING
          COSTS, IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF
          GOODS SOLD, PLEASE DISCLOSE:

          o     IN A FOOTNOTE THE LINE ITEMS THAT THESE EXCLUDED COSTS ARE
                INCLUDED IN AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR
                EACH PERIOD PRESENTED, AND

          o     IN MD&A THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO
                THOSE OF OTHER ENTITIES, SINCE SOME ENTITIES INCLUDE ALL
                OF THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST
                OF GOODS SOLD AND OTHERS LIKE YOU EXCLUDE A PORTION OF
                THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE
                ITEM, SUCH AS SELLING, GENERAL AND ADMINISTRATIVE
                EXPENSES.

          The revision requested by the Staff has been made.

Goodwill and Other Intangible Assets, page F-8
----------------------------------------------

     39.  THE RANGE OF USEFUL LIVES FOR YOUR INTANGIBLE ASSETS OF THREE TO FORTY
          YEARS IS VERY BROAD. PLEASE BREAKOUT YOUR INTANGIBLE ASSETS INTO
          SMALLER COMPONENTS. FOR CATEGORIES THAT STILL HAVE VERY BROAD USEFUL
          LIVES, YOU SHOULD SEPARATELY DISCUSS

Securities and Exchange Commission
September 29, 2006

          THE TYPES OF ASSETS THAT FALL IN EACH PART OF THE RANGE. IN ADDITION,
          PLEASE SPECIFICALLY TELL US WHICH ASSETS ARE BEING AMORTIZED OVER A
          THIRTY TO FORTY YEAR PERIOD; TELL US HOW YOU DETERMINED THIS IS THE
          APPROPRIATE AMORTIZATION PERIOD IN ACCORDANCE WITH PARAGRAPH 11 OF
          SFAS 142.

          The Registrant has revised the footnote to disclose only the useful life of its customer lists, which make up approximately 98% of intangible assets at January 31, 2006. The Registrant believes the remaining items included within intangible assets are immaterial to the financial statements. The estimated useful life for the
          Registrant's customer lists was based upon the Registrant's best estimate of the expected benefit derived from its existing customers.

Note 3 - Inventories, page F-10
-------------------------------

     40.  PLEASE SEPARATELY DISCLOSE THE AMOUNTS OF YOUR WORK IN PROCESS AND
          FINISHED GOODS. SEE RULE 5-02(6)(A) OF REGULATION S-X.

          The revision requested by the Staff has been made.

Note 8 - Commitments and Contingencies, page F-12
-------------------------------------------------

Leases, page F-12
-----------------

     41.  PLEASE DISCLOSE HOW YOU ACCOUNT FOR (A) STEP RENT PROVISIONS AND
          ESCALATION CLAUSES AND (B) CAPITAL IMPROVEMENT FUNDING AND OTHER LEASE
          CONCESSIONS, WHICH MAY BE PRESENT IN YOUR LEASES. PARAGRAPH 5.N. OF
          SFAS 13, AS AMENDED BY SFAS 29, DISCUSSES HOW LEASE PAYMENTS THAT
          DEPEND ON AN EXISTING INDEX OR RATE, SUCH AS THE CONSUMER PRICE INDEX
          OR THE PRIME INTEREST RATE, SHOULD ALSO BE INCLUDED IN YOUR MINIMUM
          LEASE PAYMENTS. IF, AS WE ASSUME, THEY ARE TAKEN INTO ACCOUNT IN
          COMPUTING YOUR MINIMUM LEASE PAYMENTS AND THE MINIMUM LEASE PAYMENTS
          ARE RECOGNIZED ON A STRAIGHT-LINE BASIS OVER THE MINIMUM LEASE TERM,
          THE NOTE SHOULD SO STATE. IF OUR ASSUMPTION IS INCORRECT, PLEASE TELL
          US HOW YOUR ACCOUNTING COMPLIES WITH SFAS 13 AND FTB 88-1.

          The revision requested by the Staff has been made. The Registrant's leases do not include any capital improvement funding or other lease concessions.

     42.  PLEASE INCLUDE THE DISCLOSURES REQUIRED BY PARAGRAPHS 16.C. AND D. OF
          SFAS 13 REGARDING YOUR OPERATING LEASES.

          The revision requested by the Staff has been made.

Note 9 - Stockholders' Equity, page F-13
----------------------------------------

     43.  PLEASE TELL US MORE ABOUT YOUR ACCOUNTING OF THE EXECUTIVE STOCK
          AGREEMENT FOR THE PRESIDENT OF RATH AND THE PHANTOM RIGHTS PLAN
          ADOPTED IN JULY 2005. TELL US HOW YOU DETERMINED THAT NO COMPENSATION
          EXPENSE NEEDED TO BE RECORDED FOR

Securities and Exchange Commission
September 29, 2006

          EITHER OF THESE ARRANGEMENTS, WITH REFERENCE TO THE APPLICABLE
          ACCOUNTING LITERATURE.

          Executive Stock Agreement for President
          ---------------------------------------

          The Registrant has determined under APB 25 that the executive stock plan should be accounted for as a fixed plan due to substantive defined vesting schedule. Accordingly, compensation cost should be measured as the excess of the quoted market price of a similar but unrestricted share of stock at the award date over the purchase price, if any. As the Registrant was not a public company, there was not a quoted market price readily available for its stock. Additionally, the executive stock agreement states that if the stock is not listed on a securities exchange, the fair value of the Registrant's stock as determined by the Board of Directors should be used. As the formula used by the Board of Directors has historically been used to purchase shares of stock from other owners, the Registrant believes the formula was appropriate in determining the fair market value for the purpose of the executive stock agreement. At the date of purchase on March 7,
          2004, the Registrant's results had not substantially changed from the results for the year ended January 31, 2004 (the most recent date the fair value of the shares were determined by the Board of Directors), and therefore, the Registrant believes the analysis performed at
          January 31, 2004 was acceptable to use to determine the fair value of the shares at March 2004. At that time, it was determined that the stock had little or no value at that date and was deemed immaterial.

          Phantom Rights Plan-July 2005
          -----------------------------

          The Registrant has determined under APB 25 and FIN 38 that no compensation expense needed to be recorded at January 31, 2006. The
          Reigstrant believes that change-in-control events do not represent events that provide evidence of conditions that existed at an earlier date. The negotiations that give rise to a change in control involve a high degree of complexity and uncertainty which would preclude reasonable estimation with sufficient reliability. Accordingly, the expense related to the Phantom Rights Plan, in accordance with APB 25 and FIN 38 was recognized in connection with the sale.

Part II
-------

Item 22. Undertakings, page II-3
--------------------------------

     44.  PLEASE MOVE THE LAST PARAGRAPH UNDER "INDEMNIFICATION UNDER THE
          BY-LAWS OF RATHGIBSON, INC." TO THIS SECTION. SEE ITEM 512(H) OF
          REGULATION S-K.

          The revision requested by the Staff has been made.

Signatures
----------

     45.  IF TRUE, PLEASE IDENTIFY BARRY NUSS AS YOUR PRINCIPAL FINANCIAL AND
          PRINCIPAL ACCOUNTING OFFICER.

Securities and Exchange Commission
September 29, 2006

          The Registration Statement has been revised to identify Mr. Nuss as the Registrant's and Greenville's principal financial officer and principal accounting officer.

     46.  THE REGISTRATION STATEMENT MUST BE SIGNED BY A MAJORITY OF THE BOARD
          OF DIRECTORS. PLEASE REVISE.

          The sole director of the Registrant and of Greenville is Harley B.
          Kaplan, who signed Amendment No. 1 in his capacity as a director of each of the Registrant and Greenville.

Exhibit 5.1 - Legal Opinion
---------------------------

     47.  YOU CANNOT MAKE THE ASSUMPTIONS IN PARAGRAPH SIX AS THEY RELATE TO THE
          ISSUER, BUT YOU CAN RELY ON OTHER OPINIONS. PLEASE REVISE.

          We have revised the opinion filed as Exhibit 5.1 to delete the assumptions set forth in paragraph six thereof.

     48.  PLEASE MAKE ARRANGEMENTS WITH PRICEWATERHOUSECOOPERS LLP TO HAVE THEM
          ASSURE THAT THE REPORT DATE REFERRED TO IN THEIR CONSENT IS THE SAME
          AS THEIR ACTUAL REPORT DATE.

          The consent of PricewaterhouseCoopers LLP filed as Exhibit 23.1 to
          Amendment No. 1 refers to the same date as their actual report date.

          Amendment No. 1 to the Registration Statement was filed by the
Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration
Statement.

          If you have any questions or comments or require further
information with respect to the foregoing, please do not hesitate to call me at
(212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

                                          Very truly yours,

                                          /s/ James Nicoll
                                          James Nicoll

cc:   Barry Nuss, RathGibson, Inc.
      Michael Littenberg, Schulte Roth & Zabel LLP